

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

August 17, 2009

Richard Pell
Chief Executive Officer
Artio Global Investors Inc.
330 Madison Ave.
New York, NY 10017

Re: Artio Global Investors Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed on August 3, 2009
File No. 333-149178

Dear Mr. Pell:

        We have reviewed your supplemental response dated July 23, 2009 and the above referenced filing and have the following comments.

General

1.   We note your proposed disclosure that Julius Baer Holding Ltd. and your Principals will have approximately 75% of the voting power in Artio Global Investors Inc. Please disclose whether you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

Prospectus Summary, page 1

Reorganization Transactions, page 7

Revisions to our Capitalization Structure, page 7

2.   Throughout the filing you discuss different transactions relating to the issuance of the Class A Units and the various classes of common stock before and after the offering. To help investors better understand these transactions and your new capitalization structure, please provide a table or diagram that discloses the amount of units and shares authorized and issued pursuant to all the transactions you discuss for each of the Class A Units and the Class A, B and C common stock. Please also include in this disclosure the number of shares to be issued in connection with the offering and, if applicable, reserved for:
    *   the public investors,

- your directors and employees (other than your Principals),
- compensation plans,
- your Principals, and
- Julius Baer Holding Ltd.

For example, clarify that although Julius Baer Holding Ltd. will own 42,000,000 shares of Class C common stock prior to the offering, 12,600,000 of these shares will be repurchased and retired in connection with the offering, resulting in 29,400,000 shares of Class C common stock to be outstanding after the offering. Please provide similar disclosures regarding the issuances to and repurchases from the Principals. Also disclose that the total amount of all the different classes of common stock issued will equal the 62,140,605 Class A Units issued.

Distributions and Expenses Associates with our Existing Owners, page 9

3.   In the third bullet point, please quantify the compensation charge for the vesting of the Class B profits and the tax receivable agreement separately, since it appears that these charges are not directly related. Please also include the estimate of the tax receivable agreement payments made in connection with the offering in the distribution table since it appears that the Principals will receive a cash distribution at that time.

Future Distributions, page 10

4.   Please disclose that you expect that future payments under the tax receivable agreement would be approximately $233.9 million over a 15-year period.

Unaudited Pro Forma Consolidated Financial Information, page 45

Unaudited Pro Forma Consolidated Statement of Income, pages 47-48

5.   Please revise the net income and subsequent line items of the unaudited pro forma consolidated statements of income to clarify that the line items are presented before nonrecurring charges or credits directly attributable to the transactions. Refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

6.   Please tell us what consideration you have given to the guidance in FSP EITF 03-6-1 for your presentation of basic and diluted earnings per share for your anticipated grant of restricted stock to your directors and employees. In this regard, we note your statement on page 136 that the holders of restricted stock have the right to receive dividends.

7.   We note that you have not included any of the restricted stock to be granted to your directors and employees in connection with the IPO in the calculation of basic net income per share for the three months ended March 31, 2009. As the pro forma statements of

income are to assume that the grant was made on January 1, 2008, it is unclear why you have not included those shares that vest within the first year. Please advise.

Notes to Unaudited Pro Forma Consolidated Statements of Income, page 49

8.   Please include footnote disclosure for each material nonrecurring charge and the related tax effects that are directly attributable to the transactions and are not required to be included as an adjustment in accordance with Rule 11-02(b)(5) of Regulation S-X.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Position, page 56

9.   Referring to note (d), we note your statement that you will recognize a charge of $270.2 million for the complete vesting of the Principals' profit interests (i.e., Class B profit interests). However, your first quarter of fiscal year 2009 interim financial statements note that the unvested portion of the profit interests is $327.7 million. Please revise your disclosure to explain the reasons for the difference between your adjustment and the disclosure in your interim financial statements.

10.   Please revise note (e) to provide investors with your calculation of the $34.8 million deferred tax assets from the Principals' exchange of 2.4 million shares. Refer to Rule 11-02(b)(6) of Regulation S-X.

Investment Strategies, Products and Performance – Overview, page 105

11.   Please disclose the number of funds contained in each of the five categories you list in the first paragraph.

Artio Global Investors Inc. Consolidated Financial Statements for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, page F-4

12.   We note your response to comment 12 in our letter dated July 20, 2009. It remains unclear how you determined that the gains and (losses) on securities held for deferred compensation represents a revenue-earning process for your ongoing major or central operations. Paragraph 83.b. of FASB Concept Statement 5 states, "…An entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. Gains commonly result from transactions and other events that involve no "earning process," and for recognizing gains, being earned is generally less significant than being realized or realizable." Footnote 51 to paragraph 83.b. of FASB Concept Statement 5 also notes, "…All of the

profit-directed activities of an enterprise that comprise the process by which revenue is earned may be called the *earning process*." Please provide us with a more detailed explanation as to how you determined that the gains and (losses) on securities held for the deferred compensation plan are considered a revenue-earnings process, including the authoritative literature that supports your classification as revenue in the consolidated statements of income. Otherwise, please include this line item within non-operating income.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael Kaplan, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Ave.
        New York, NY 10017